SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Serve Robotics Inc.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

81758H 106

(CUSIP Number)

Prashanth Mahendra-Rajah

c/o Uber Technologies, Inc.

1725 3rd Street

San Francisco, CA 94158

(415) 612-8582

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications:)

May 8, 2024

(Date of Event which Requires Filing on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box. ☒

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Name of Reporting Persons: Uber Technologies, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power 5,298,833(1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 5,298,833(1)
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,298,833(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 15.2%(2)
(14)	Type of Reporting Person (See Instructions): CO

(1)	Consists of 5,298,833 shares of common stock, par value $0.0001 per share, of Serve Robotics Inc. that are beneficially owned by Uber Technologies, Inc. through Postmates, LLC, a wholly-owned subsidiary of Uber Technologies, Inc.

(2)

The percent of class beneficially owned by the Reporting Person was calculated assuming 34,832,814 shares of common stock issued and outstanding based on (i) 24,832,814 shares of common stock issued and outstanding as of February 23, 2024, as described in the Issuer’s report on Form 10-K for the fiscal year ended December 31, 2023, as filed with the Securities and Exchange Commission, plus (ii) the 10 million additional shares issued in the Issuer’s offering that closed on April 22, 2024, as disclosed in the Issuer’s Current Report on Form 8-K filed on April 23, 2024.

Item 1. Security and Issuer

(a) This Schedule 13D (this “Statement”) relates to the common stock, par value $0.0001 per share (the “common stock”), of Serve Robotics Inc. (the “Issuer”).

(b) The address of the principal executive offices of the Issuer is 730 Broadway, Redwood City, CA 94063.

Item 2. Identity and Background

(a)-(c) This Statement is being filed by Uber Technologies, Inc. (the “Reporting Person” or “Uber”), a publicly traded Delaware corporation, because the Reporting Person beneficially owns 5,298,833 shares of common stock of the Issuer through Postmates, LLC, a wholly-owned subsidiary of the Reporting Person. The principal business of the Reporting Person is the operation and continued development of a technology platform that uses a massive network, leading technology, operational excellence and product expertise to power movement from point A to point B. The business address of the Reporting Person is 1725 3rd Street, San Francisco, CA 94158. Set forth on Schedule I, which is incorporated herein by reference, is the name, business address and principal occupation or employment and citizenship of each of the Reporting Person’s directors and executive officers.

(d) During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any person named in Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any person named in Schedule I, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each of the individuals referred to in Schedule I is set forth on Schedule I.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth or incorporated by reference in Item 6 of this Statement is incorporated by reference into this Item 3. The Issuer is a spin-off of the Reporting Person. Serve Robotics Inc. was initially formed in 2017 as the X division of Postmates, which was acquired by the Reporting Person in 2020. In February of 2021, the Reporting Person agreed to contribute the intellectual property developed by the Reporting Person and assets to Serve Robotics Inc. In return for this contribution and an investment of cash into Serve Robotics Inc., the Reporting Person acquired a minority equity interest in the business. The Reporting Person held greater than 5% of Serve Robotics Inc.’s capital stock prior to its merger in July 2023 with a special acquisition company, resulting in the business of Serve Robotics Inc. becoming a publicly traded company. In April of 2024, the Reporting Person purchased additional shares of common stock as part of the Issuer’s public offering of $10 million shares at a public offering price of $4.00 per share. The Reporting Person has also participated in multiple prior financing rounds.

Item 4. Purpose of Transaction

The information set forth in Item 6 of this Schedule 13D is incorporated herein by reference. The Reporting Person periodically reviews its investments in issuers, including the Issuer, and intends to further assess its investment in the Issuer from time to time, on the basis of various factors, including, without limitation, the Issuer’s business performance, financial condition, results of operations and prospects, general economic, market and industry conditions, as well as other developments and other investment opportunities available to the Reporting Person and the Issuer. The Reporting Person seeks to maximize the value of its investment in the Issuer. If the Reporting Person believes that further investment in the Issuer is attractive, the Reporting Person may acquire (or seek to acquire) common stock or other securities of the Issuer or interests in the assets or businesses of the Issuer. Similarly, the Reporting Person may determine to dispose of some or all of the common stock currently owned by the Reporting Person.

Depending upon the foregoing factors or any other factors that the Reporting Person may deem relevant, the Reporting Person may (i) acquire additional securities of the Issuer in open market transactions or privately negotiated transactions, (ii) make a proposal or proposals to acquire more (or potentially all) of the equity interests in the Issuer, including, without limitation, directly from certain (or potentially all) of the security holders of the Issuer, and make a shareholder proposal or proposals to request that the Issuer consider one or more extraordinary transactions, such as a merger (which transactions may cause the Issuer’s common stock to be deregistered under the Securities Act of 1933, as amended), (iii) dispose of part or all of its investment in the Issuer in open market transactions, privately negotiated transactions, via extraordinary transactions such as a merger or otherwise, and/or (iv) acquire assets or businesses of the Issuer or its subsidiaries, or an interest in assets or businesses of the Issuer or its subsidiaries, in each case including, without limitation, through the formation of a joint venture, strategic partnership or otherwise. Any acquisition or disposition may be effected by the Reporting Person at any time without prior notice, subject to applicable law.

Sarfraz Maredia, the Reporting Person’s Vice President for Delivery and Head of Americas, serves as a director on the Issuer’s board of directors (the “Board”). The Reporting Person may engage in discussions, including, without limitation, through Mr. Maredia (including in the course of his service as a director), with management of the Issuer, the Board, other shareholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy or control and future plans of the Issuer that could result in or relate to, among other things, any of the matters set forth in subparagraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.

Subject to the foregoing and except as described in this Schedule 13D, neither the Reporting Person nor, to its best knowledge, its directors or executive officers, has any present plan or proposal which relates to, or would result in, any of the events referred to in paragraphs (a) though (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Person intends to review its investment in the Issuer on a continuing basis and reserves the right, at any time and from time to time, to review or reconsider its position, change its purpose, take other actions or formulate and implement plans or proposals with respect to any and all matters referred to in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Person is the beneficial owner of 5,298,833 shares of common stock, which represent approximately 15.2% of the outstanding shares of common stock as of April 23, 2024. The percent of common stock beneficially owned by the Reporting Person was calculated assuming 34,832,814 shares of common stock issued and outstanding based on (i) 24,832,814 shares of common stock issued and outstanding as of February 23, 2024, as described in the Issuer’s report on Form 10-K for the fiscal year ended December 31, 2023, as filed with the Securities and Exchange Commission, plus (ii) the 10 million additional shares issued in the Issuer’s offering that closed on April 22, 2024, as disclosed in the Issuer’s Current Report on Form 8-K filed on April 23, 2024. None of the persons named in Schedule I beneficially own any shares of common stock.

(b) The Reporting Person has sole voting and sole dispositive power over an aggregate of 5,298,833 shares of common stock. The Reporting Person’s shares of common stock represent approximately 15.2% of the voting power of Issuer’s outstanding capital stock as of April 23, 2024.

(c) On April 22, 2024 the Issuer consummated its public offering of 10,000,000 shares of common stock at a public offering price of $4.00 per share (the “Offering”) for which the Reporting Person (through Postmates) purchased 1,125,000 shares of common stock and received an additional 210,025 shares of common stock as a result of the automatic conversion of its Convertible Promissory Note (described in Item 6 below). Other than the foregoing, the Reporting Person and, to the best knowledge of the Reporting Person, the directors and executive officers of the Reporting Person have not effected any other transactions in the shares of the Issuer during the past 60 days.

(d) Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Registration Rights Agreement

On July 31, 2023, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with the Reporting Person and certain other investors pursuant to which the Issuer agreed that promptly, but no later than 60 calendar days from the date of the agreement, the Issuer would file, subject to customary exceptions, a registration statement with the SEC covering the registrable securities (the “Registration Statement”). All of the Issuer’s directors, executive officers and holders of more than 5% of our capital stock are parties to the Registration Rights Agreement. The Issuer must use commercially reasonable efforts to keep the Registration Statement effective for five years from the date it was declared effective by the SEC or until the date on which all registrable securities have been transferred other than to certain enumerated permitted assignees under the Registration Rights Agreement.

Convertible Promissory Note

At an initial closing on January 2, 2024 and subsequent closings on January 12, 2024, January 22, 2024 and January 26, 2024, the Issuer issued convertible promissory notes (the “Convertible Promissory Notes”) to certain accredited investors, including the Reporting Person (through Postmates) (the “Purchasers”). The Convertible Promissory Notes bear interest at a rate of 6.00% per year, compounded annually, and are due and payable upon request by each Purchaser on or after the 12-month anniversary of the original issuance date of each Convertible Promissory Note. The Issuer may not prepay or repay the Convertible Promissory Notes in cash without the consent of the Purchasers. The aggregate gross proceeds from the issuance of the Convertible Promissory Notes was $5.0 million.

Pursuant to the terms of the Convertible Promissory Notes, in connection with the Issuer’s offering in April 2024, the outstanding principal amount of the Convertible Promissory Notes and any unpaid accrued interest automatically converted in whole without any further action by the Purchasers into shares of common stock at a conversion price per share equal to the lesser of (i) the cash price paid per share for common stock by the investors in a qualified financing multiplied by 0.75, and (ii) the quotient resulting from dividing $80,000,000 by the number of outstanding shares of common stock immediately prior to the qualified financing (assuming the conversion of all outstanding securities convertible into or exercisable for shares of common stock, including all shares reserved and available for future grant under the Issuer’s compensation plans) (the “Conversion Price”), which Conversion Price resulted in the Reporting Person receiving 210,025 shares of common stock.

The Convertible Promissory Notes provide for certain registration rights, pursuant to which the Issuer agreed that as soon as practicable, but no later than 45 days after the date of issuance of any shares upon the conversion of the Convertible Promissory Notes (the “Conversion Shares”), the Issuer would use its best efforts to file, subject to customary exceptions, a registration statement with the SEC covering the Conversion Shares.

The foregoing descriptions of the Registration Rights Agreement and Convertible Promissory Note do not purport to be complete and are qualified in their entirety by reference to the text of the forms of such agreements, copies of which are included as Exhibits 1 and 2 to this Statement, respectively, and are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description
1	Form of Registration Rights Agreement, by and between the Issuer and the parties thereto (incorporated by reference to Exhibit 10.23 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 4, 2023).
2	Form of Convertible Promissory Note (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 3, 2024).

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: May 8, 2024

UBER TECHNOLOGIES, INC.

	By:	/s/ Prashanth Mahendra-Rajah
Name: Prashanth Mahendra-Rajah
Title: Chief Financial Officer

Schedule I

Directors and Executive Officers

The business address of each director and executive officer is c/o Uber Technologies, Inc., 1725 3rd Street San Francisco, CA 94158. Unless otherwise indicated, each director and executive officer is a citizen of the United States.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
Dara Khosrowshahi	Chief Executive Officer and Director of Uber Technologies, Inc.
Prashanth Mahendra-Rajah	Chief Financial Officer of Uber Technologies, Inc.
Tony West	Senior Vice President, Chief Legal Officer and Corporate Secretary of Uber Technologies, Inc.
Nikki Krishnamurthy	Senior Vice President and Chief People Officer of Uber Technologies, Inc.
Jill Hazelbaker	Senior Vice President, Marketing and Public Affairs of Uber Technologies, Inc.
Ronald Sugar	Former Chairman and CEO, Northrop Grumman
Revathi Advaithi	CEO of Flex Ltd.
Turqi Alnowaiser(1)	Deputy Governor and Head of International Investments Division of The Public Investment Fund
Ursula Burns	Co-founder of Integrum Holdings, LP
Robert Eckert	Operating Partner of FFL Partners, LLC
Amanda Ginsberg	Operating Partner of Advent International
Wan Ling Martello	Co-founder and Partner of BayPine
John Thain	Chairman, Pine Island Capital Partners LLC
David Trujillo	Partner, TPG
Alexander Wynaendts(2)	Former CEO and Chairman, Aegon NV

(1) Mr. Alnowaiser is a citizen of the Kingdom of Saudi Arabia.

(2) Mr. Wynaendts is a citizen of the Netherlands.